James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

February 10, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Rufus Decker, Accounting Branch Chief

Re:	James Hardie Industries SE

Form 20-F for the Year Ended March 31, 2011

Filed June 29, 2011

Form 20-F/A for the Year Ended March 31, 2011

Filed July 14, 2011

File No. 1-15240

Dear Mr. Decker,

James Hardie Industries SE (the “Company”) acknowledges receipt of the letter dated February 3, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2011 filed with the Commission on June 29, 2011, and amended on July 14, 2011.

I refer to my telephone exchange on February 7, 2012 with Ernest Greene of the Staff regarding an extension of the date to formally respond to the Comment Letter. The Company confirms that it will formally respond to the Comment Letter on or before March 2, 2012.

Courtesy copies of this letter are being delivered to Ernest Greene and Jeanne Baker.

Very truly yours,

/s/ Russell Chenu

Russell Chenu

Chief Financial Officer

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James

Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719